1211901 ALBERTA LTD.

700, 444 – 5 Avenue SW
Calgary, AB T2P 2T8

March 16, 2011

Formcap Corp.
50 West Liberty Street, Suite 880
Reno, NV 89501
USA

Attn: Graham Douglas, President

Re: Seismic Option, Farm-out and Participation Agreement
       T49 R15 W5M: Section 6
       Peco Area, Alberta

Further to our recent discussions between our respective companies, this letter is to set
forth the terms of a seismic option, farm-out and participation agreement among the
parties hereto with respect to certain lands in the subject area, the terms of which are as
follows:

1.   Definitions:

       Each capitalized term used in this Head Agreement will have the same
       meaning given to it in the Farmout and Royalty Procedure and, in addition:

       (a) "Commencement Date" means November 1, 2011.
       (b) "Contract Depth" means a depth sufficient to penetrate 15m into the
           Leapark formation or two thousand (2,000) metres subsurface whichever
           shall first occur.
       (c) "Farmout Lands" means the lands described as such in Schedule "A".
       (d) "Farmee" means Formcap Corp.
       (e) "Farmor" means 1211901 Alberta Ltd.
       (f) "Farmout and Royalty Procedure" means the CAPL 1997 Farmout and
           Royalty Procedure with the elections and insertions as set forth in
           Schedule "B" hereto.

(g) "Assignment Procedure" means the CAPL 1993 Assignment Procedure which by reference is deemed to be incorporated herein and made a part hereof.

(h) "AMI" is the Area of Mutual Interest as defined in (k) which will be in force for 1 year from rig release date of the Test well in the after payout interests which are 1211901 Alberta Ltd. (20%) and Formcap Corp. (20%).

(i) The AMI consists of Sec 5,6,7,8 Twp 49 Rge 15 W5, Sec 1,12 Twp 49 Rge 16 W5, Sec 31, 32 Twp 48 Rge 15 W5, Sec 36 Twp 48 Rge 16 W5 as shown on the attached map, Schedule "D".

2.   Schedules:

The following Schedules are attached to and form a part of this Agreement:

(a) Schedule "A" which describes the Title Document, the Farmout Lands and the Encumbrances;

(b) Schedule "B" which is the elections and insertions under the Farmout and Royalty Procedure;

(c) Schedule "C" which is the elections and insertions under the 1990 CAPL Operating Agreement.

(d) Schedule "D" which is a map of the AMI.

3.   Three Dimensional (3D) Seismic Option:

The Farmee shall commence the shooting of a 3D seismic program on the Farmout Lands not later than June 1, 2011 the specifications of which are to be approved in writing by the Farmor prior to shooting. Thereafter, the Farmee shall have sixty (60) days to elect to drill a Test Well as defined in item 4 below. Farmee to deliver to Farmor two (2) copies processed seismic upon receipt.

4.   Test Well:

(a) On or before the Commencement Date, Farmee will spud a well ("the Test Well") on the Farmout Lands and shall thereafter diligently and continuously drill the Test Well to Contract Depth and complete and equip, cap or abandon same, all in accordance with good oilfield practice and the Operating Agreement.

(b) Subject to Article 3.00 of the Farmout and Royalty Procedure, the Farmee will earn one hundred percent (100%) of the Farmor's Pre-farmout Working Interest in the Test Well (40% Working Interest) spacing unit, subject to the reservation to the Farmor of a gross overriding royalty of ten percent (10%) based on the Farmees' earned interest share of production from the Test Well spacing unit. Such gross overriding royalty shall be convertible following payout of the Test Well, at Farmor's option. Should Farmor elect to convert such gross overriding royalty to a working interest then Farmee's interest earned in the Test Well spacing unit shall reduce to fifty percent (50%) of Farmor's Pre-farmout Working Interest (20% Working Interest). In addition the Farmee will earn fifty percent (50%) of

Farmor's Pre-Farmout Working Interest in the balance of the Farmout Lands, excluding the Test Well spacing unit.

(c) Following earning as aforesaid the Royalty Procedure shall come into full force and effect with respect to the Test Well spacing unit and shall govern the relationship between the Farmor and Farmee.

5.   Operating Procedure:

For the purposes of drilling the Test Well hereunder the Operating Agreement shall be in force and effect as between Farmee and Participant and specifically Article 903 A shall be in effect with respect to completion of any such Test Well. Following earning hereunder by the Farmee, the Operating Agreement will come into force and effect with respect to any of the Farmout Lands held jointly by the parties hereto and will govern the relationship of those parties with respect to such lands.

6.   Amendment to the Limitations Act:

The two year period for seeking a remedial order under section 3(1)(a) of the Limitations Act, s.a. 1996 c. L-15.1, as amended, for any claim (as defined in that Act) arising in connection with this Agreement is extended to:

a.   for claims disclosed by an audit, two years after the time this agreement permitted that audit to be performed; or

for all other claims, four years.

This Agreement may be executed in counterpart. All of the executed counterpart pages when taken together will constitute the Agreement. Provided you are in agreement with the foregoing so indicate by signing and dating your copy of this agreement and all counterpart pages and returning the signed counterpart to this office at your earliest convenience.

Yours truly,

1211901 Alberta Ltd.

By: / S / Norman Mackenzie

Norman Mackenzie
President

Accepted and Agreed to this ___ day of _____, 2011

By : /S / Graham Douglas

       Graham Douglas, President

Formcap Corp.

Schedule "A"

To an Agreement dated March 16, 2011 between 1211901 Alberta Ltd. and Formcap Corp.

Title documents: **Farmout Lands**

Alberta PNG lease # 0502050082   Twp 49 Rge 15W5M: Section 6
Dated: May 2, 2002   (P&NG from surface to top of Belly River,
excluding all rights in the Belly River)

Farmor's Pre-farmout interest: 40%

Encumbrances: 1) Crown SS Royalty

Schedule "B"

<u>To an Agreement dated March 16, 2011 between 1211901 Alberta Ltd.
and Formcap Corp.</u>

Farmout and Royalty Procedure Elections and Amendments

1. Effective date (sub clause 1.01(f)- March 16, 2011

2. Payout (sub clause 1.01(t), if article 6.00 applies-   Alternate A- X
                                                                                      Alternate B-_____

   Alternate B options, if applicable- XXXm3 of equivalent production and __ Years

3. Incorporation of Clauses from 1990 CAPL Operating Procedure (clause 1.02)

   (i)   Insurance   Alternate A _X__   Alternate B___

4. Article 4.00 (option wells) will___/will not __X__ apply.

5. Article 5.00 (overriding royalty) will _X__/ will not____ apply.\

6. Quantification of (Overriding Royalty) (sub clause 5.01A, if applicable)

   i)   Crude oil (a) - Alternate -_1_
                                  if Alternate 1 applies_10___%
                                  if Alternate 2 applies,
   ii)   Other (b)   - if Alternate __1__
                                  -if Alternate 1 applies _10__%
                                  -   If Alternate 2 applies ___ in (i) and ____ in (ii)

7. Permitted Deductions (sub clause 5.04B, if applicable)- Alternate-__1____

8. Article 6.00 (conversion of Overriding Royalty)- will _X_ / will not___ apply
       If article 6.00 applies, conversion to 50% of Working Interest in Sub clause
       6.04A

9. Article 8.00 (Area of Mutual Interest)- will _X_ / will not____ apply

10. Reimbursement of Out of Pocket Costs (Surface lease acquisition and
    Construction Costs and Land maintenance Cost (clause 11.02) will_ will not
    __X_
    Apply.

Schedule "C"

OPERATING PROCEDURE

To an Agreement dated March 16, 2011 between 1211901 Alberta Ltd. and Formcap Corp.

1990 CAPL OPERATING AGREEMENT

I.   <u>Operator:</u>   1211901 Alberta Ltd.

II.   Insurance Clause 311:   A   (Recoverable from Participants)

III   Marketing Fee Clause 604:   A   Replace 2.5% with 3%

IV   Casing point election: A

V   Penalty for Independent Operations Clause 1007;

    (a)   Development wells 300%

    (b)   Exploratory wells   500%

VI   Title Preserving Wells Clause 1010;   (a) (iv) 120 days

VII   Disposition of Interests Clause 2401:   A

VIII   Recognition Upon Assignment Clause 2404: deleted and replace by CAPL Assignment Procedure

PASC (revised) 1988 ACCOUNTING PROCEDURE

I.   Operating: Advances Clause 105:   10% of an approved forecast of expenditures

II.   Approvals Clause 110: 2 or more parties totaling 66%

III.   Labour 202(b)(1) and 202(b)(2)

202(b)(1) second Level Supervisors shall __/shall not _X_ be chargeable
202(b)(2) Technical Employees shall __/shall not _X_ be chargeable

IV.   Employee Benefits Clause 203(b):   22%

V.   Warehouse Handling Clause 217 (a)(1):
2.5% for tubular goods 50.8cm and over; and each other item of material having a new price in excess of $5,000.00
Clause 217(a)(1): 5% of the cost of all other materials

VI.   Overhead:

1.   Clause 302

(a)   For each Exploratory Project

1) 5% of first $50,000.00
2) 3% of next $100,000.00
3) 1% of cost exceeding 1) and 2)

(b)   For each drilling well

1) 3% of first $50,000.00
2) 2% of next $100,000.00
3) 1% of cost exceeding 1) and 2)

(c)   For each Construction Project

1) 5% of first $50,000.00
2) 3% of next $100,000.00
3) 1% of cost exceeding 1) and 2)

(d)   For Operation and Maintenance

1)   __ % of the cost of Operations and Maintenance of the Joint Property and:
2) $400.00 per producing well per month: or
3) $__ flat rate per month for producing, injection and water source operations.

The rate in sub clause (d)(2) and /or (d)(3) herein will X / will not __ be adjusted

VII.   Pricing of Joint Material Purchases, Transfers and Dispositions (Article IV):

$25,000.00 for requiring approval

VIII.   Periodic inventories Clause 501: 5 year intervals





Schedule "D"

R16
R15W5
T49
T49
T48
T48
R16
R15W5

WELL LEGEND	
Bottom Hole Locations:	
A Location	C Suspended
D Service or Drain	E Oil
F Gas	G Dry & Abandoned
J Abandoned Oil	L Abandoned Gas
Well Postings:	
MNTN(S-Sub) (m) F	

STD PIPELINES LEGEND
Pipeline Substances:
Natural Gas

Apex Energy(Canada) Inc.

Peco Area Sec 6 T 49 R15W5

AMI Green Highlight

AccuMap

Created in AccuMap™
Product of IHS Energy
Datum: NAD 27
Vol. 16 No. 02, Feb 21 2006
(403) 770-4646

Author: WGW
Date: March 2, 2006
File: Peco sec 6 48 15w5 ami.MAP
Scale: 1 : 50000
Projection: Stereographic
Center: N53.19869 W116.18692

Scale 1:50000

0 Kilometers 2

0 Miles 1.4